Exhibit 99.1

UNGAVA MINES INC.	November 3, 2008
For Immediate Release	Issued and Outstanding:94,329,643 Common Shares

Ungava Mines Inc. Announces Closing of Third Tranche of Private Placement.

Toronto, Canada (November 3, 2008) – Ungava Mines Inc. (OTCBB: UGVMF) (the “Corporation”) announced today that it has closed the third tranche of its non-brokered private placement of Units. 250,667 Units were issued at a subscription price of $0.15, for total consideration of $37,600. Each Unit consists of one common share (“Common Share”) in the capital of the Corporation and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of $0.25 per Common Share until January 1, 2010.  18,400 broker warrants to purchase Units on or before January 1, 2010 were also issued.

The proceeds of the private placement are being used for working capital purposes.

For further information, contact:

Glen Erikson
President
Ungava Mines Inc.
Telephone No: (905) 274-3164

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.